Exhibit 99.1

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

July 23, 2008

Re: Results of Adjourned Meeting of
Holders of Series B Notes of Elbit Imaging Ltd. (the "Company")

Further to the Company's report as of  June 24, 2008 and July 16, 2008 ,the Company hereby notifies that at the adjourned meeting of holders of Series B Notes of the Company (the "Meeting"), held on Tuesday, July 22, 2008, 86.63% of the holders of Series B Notes present at the Meeting by proxy, approved the appointment of Ziv Haft Trusts Company Ltd. ("Ziv Haft") as a trustee for the holders of Series B Notes of the Company, instead of Aurora Fidelity Trust Company Ltd.("Aurora") and the amendment of the trust deed entered into by and between the Company and Aurora on February 21, 2006, as amended, accordingly.

The appointment of Ziv Haft is subject to the approval of the District Court in Israel.

Very truly yours,

Elbit Imaging Ltd.